

May 9, 2012

Via E-mail
Mr. Timothy A. Ficker
Chief Financial Officer
Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202-1370

> **Re: Venoco, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2012**
> **File No. 1-33152**
>
> **Schedule 13E-3**
> **Filed February 13, 2012**
> **File No. 5-82565**

Dear Mr. Ficker:

This letter confirms that we completed our review of your filings on May 1, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director